AGREE REALTY CORPORATION
31850 Northwestern Highway
Farmington Hills, MI  48334
(248) 737-4190
(248) 737-9110  Fax

June 16, 2011

VIA EDGAR

Mr. Kevin Woody, Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Agree Realty Corporation (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2010, filed March 15, 2011
File No. 001-12928

Dear Mr. Woody:

This correspondence is our response to your comment letter dated June 2, 2011, regarding the Company’s filings with the Commission referenced above.  For your convenience, your comments are reproduced in italics before the Company’s responses thereto.

***

Form 10-K for the year ended December 31, 2010

Form 10-K for the Fiscal Year Ended December 31, 2010

Properties, page 18

1.
In future periodic filings, please expand your disclosure of your leasing activities for the most recent period, including a discussion of the volume of new or renewed leases, average rents or yields, and, where applicable, average tenant improvement costs, leasing commissions and tenant concessions.  To the extent you have material lease expirations in the next year, please include disclosure regarding the relationship of rents on expiring leases to market rents.

Response

We will include in our appropriate periodic filings with the Commission disclosure substantially similar to the following:

Mr. Kevin Woody, Accounting Branch Chief
June 16, 2011

“During the year ended December 31, 2011, we leased or re-leased XX square feet of space, with a weighted average term of XX years for total annualized base rent of approximately $X million.  During that period, total tenant improvements for such leases were $XX and total lease commissions were $XX.  Annualized base rent under such leases were $X.XX per square foot, or X.X% higher/lower than under the previous leases.”

Historically, rent concessions on our properties have been immaterial.  If our rent concessions become material in the future, we will disclose the amount of our rent concessions in our appropriate periodic filings with the Commission.

We include detailed disclosure about our lease expirations in the table under “Properties—Lease Expirations” in our Annual Report on Form 10-K.  We believe the disclosure above, which provides information on previous annualized base rents compared to annualized base rents under leases signed in the reported period, would enable readers to better assess the relationship of rents on expiring leases to market rents.  We will also include disclosure regarding the relationship of rents on expiring leases to market rents to the extent we believe such relationship would be materially different than the leasing activity disclosed above with respect to the most recent reported period.

Development and Acquisition Summary, page 18

2.
We note that during 2010 you acquired or developed 13 total properties.  In future periodic filings please include capitalization rates for material acquisitions and/or dispositions of properties.  Please disclose how you calculate capitalization rates for these purposes.

Response

If and when our aggregate acquisitions or dispositions during any reporting period are material, we will disclose in appropriate periodic filings with the Commission the weighted average capitalization rate for such acquisitions or dispositions and explain how the rate was calculated.  For these purposes, we intend to calculate the capitalization rate on aggregate acquisitions or dispositions by dividing the property net operating income by the purchase or sale prices.

3.
In future periodic filings, please also include development and redevelopment expenditures on a per square foot basis.  In addition, please provide a brief description of how you calculate the amount, including whether leasing costs are included.

Response

In our appropriate periodic filings with the Commission, we will include substantially the following disclosure about development and redevelopment expenditures:

“During 2010, we completed the following developments and redevelopments:

Tenant(s)	Location	Cost (1)	Cost Per Square Foot
Walgreen (drug store) (2)	Ann Arbor, Michigan	$3.1 million	$227.11
Walgreen (drug store)	Atlantic Beach, Florida	$3.6 million	$248.65
Walgreen (drug store)	St. Augustine Shores, Florida	$3.7 million	$249.66
Dick’s Sporting Goods (retail store)	Boynton Beach, Florida	$3.7 million	$84.49
___________
(1)
All costs related to planning, development and construction of buildings prior to the date they become operational, including interest and real estate taxes during the construction period, are capitalized for financial purposes. Leasing costs associated with the lease up of development properties are not included in development costs.  See Note 2 to our Consolidated Financial Statements.

(2)	Property subject to long-term ground lease where a third-party owns the underlying land and has leased the property to us to construct a building for lease.

Mr. Kevin Woody, Accounting Branch Chief
June 16, 2011

Annualized Base Rent of Our Properties, page 21

4.
On page 21, you have disclosed total annualized base rental revenue for your properties.  In future filings, please also provide the average effective annual rental per square foot and clarify how your rental disclosures take into accounts tenant concessions and abatements.

Response

In our appropriate periodic filings with the Commission, we will include information in the table under “Properties—Lease Expirations” regarding base rental revenue on a per square foot basis for our properties, which includes the effect of straight-line rent. Tenant concession and abatement amounts are immaterial to our financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations, page 34

5.
We note your disclosure on page 35 that your total dividend paid for 2010 was $2.04 per share.  We have also calculated your FFO in 2010 to be roughly $1.76 per diluted share.  Given that your dividend payout exceeded your funds from operations, in future periodic reports please describe whether your current level of dividend is sustainable.  To the extent that there is a material risk of your dividend changing, in future periodic reports please provide appropriate disclosure in the risk factors and in the MD&A.

Response

In connection with the preparation of our financial statements for the year ended December 31, 2010, we recorded an $8.14 million non-cash impairment charge.  The impairment charge pertained to the bankruptcy filing by our tenant, Borders Group, Inc. in February 2011 and related to six Borders properties.  This non-cash impairment charge reduced our Funds from Operations by approximately $.85 per share and caused the deficiency between our dividends paid per share of $2.04 and reported Funds from Operations per share of $1.76.  If such a deficiency occurs in the future, we will disclose in our future periodic filings with the Commission the circumstances surrounding the sustainability of our dividend.

In addition, in future periodic reports we will disclose any material risk that our dividend rate will change.  In addition, we will direct the reader of our periodic reports to the appropriate risk factors and MD&A disclosures surrounding our dividend policies.

Mr. Kevin Woody, Accounting Branch Chief
June 16, 2011

Financial Statements

Consolidated Balance Sheets, page F-3

6.
Please explain to us the circumstances that lead you to record $8.2 million in lease intangible costs during 2010.  To the extent these assets were acquired as part of a business combination, explain to us how you have met the disclosure requirements of ASC Topic 805-10-50.

Response

We recorded $8.2 million in lease intangibles during 2010 due to the purchase of nine single-tenant properties with an “in-place” lease. The fair value of these “in-place” leases were accounted for in accordance with FASB ASC Topic 805-20-25-12, which requires that if the acquirer is a lessor, that they recognize an asset or liability if the terms of an acquired operating leases are favorable or unfavorable compared with the market terms of leases of the same or similar items at the acquisition date. In addition, this lease intangible represents the value of the economic benefit associated with the building being leased because the acquirer would avoid costs necessary to obtain lessees (e.g., sales commissions or other lease incentive costs).

The disclosure requirements of FASB ASC Topic 805-10-50-2 (a) through (g) are not relevant to the purchase of a single-tenant real estate property and is not presented by other filers within our industry peer group.

We concluded that the amounts to be disclosed under FASB ASC Topic 805-10-50-2(h) (1) through (3) were not material to the financial statements.  However, we will include in our appropriate future periodic filings with the Commission disclosure for material transactions substantially similar to the following:

“Total revenues of $XX and income before discontinued operations of $XX are included in the 2011 consolidated income statement for the aggregate 2011 acquisitions.

The following pro forma total revenue and income from continuing operations including 2011 acquisitions in aggregate, assumes the acquisitions had taken place on January 1, 2011 for the 2011 pro forma information, and on January 1, 2010 for the 2010 pro forma information:

	Total Revenue		Income before Discontinued Operations
Supplemental pro forma for the year ended December 31, 2011 (1)	$	XX	$	XX
Supplemental pro forma for the year ended December 31, 2010 (1)	$	XX	$	XX

 (1) This unaudited pro forma supplemental information does not purport to be indicative of what our operating results would have been had the acquisitions occurred on January 1, 2011 or January 1, 2010, and may not be indicative of future operating results. Certain assets acquired were placed in service during 2011 and 2010, thus the pro forma information includes only results from the date the assets were placed in service.”

Mr. Kevin Woody, Accounting Branch Chief
June 16, 2011

Notes to Consolidated Financial Statements

2.  Summary of Significant Accounting Policies

Investments in Real Estate - Carrying Value of Assets, page F-10

7.
We note that you capitalize direct and indirect costs such as interest and property taxes incurred to ready the assets for their intended use.  Please clarify what other types of direct and indirect costs are capitalized beyond interest and property taxes.  In regards to indirect costs, if you capitalize soft costs such as payroll and other G&A costs, please tell us the methodology utilized to determine the amounts to be allocated to each specific asset.  In addition please tell us the amount of payroll that was either capitalized or deferred in the past three years.

Response

We confirm that in addition to interest and property taxes, other direct costs include: municipal fees, permits, architecture and engineering costs, and other professional fees incurred as a result of the specific development projects. Indirect costs include payroll for those individuals directly responsible for development and construction activities. Payroll is allocated to development projects based on development and construction personnel time allocations.

We capitalize development personnel salaries in accordance with FASB ASC 970-360-25-2 and FASB ASC 970-360-25-3, which state the following:

“Project costs clearly associated with the acquisition, development, and construction of a real estate project shall be capitalized as a cost of that project.  Indirect project costs that relate to several projects shall be capitalized and allocated to the projects to which the costs relate. Indirect costs that do not clearly relate to projects under development or construction, including general and administrative expenses, shall be charged to expense as incurred.”

For the years ended December 31, 2010, 2009 and 2008, we capitalized $124,500, $85,750 and $126,000, respectively, of development personnel salaries and related costs, which amounts are immaterial to our financial statements.

Purchase Accounting for Acquisitions of Real Estate, page F-11

8.
Please tell us and disclose your accounting policy regarding below market lease intangibles, including whether you have included below market lease renewals within your estimated amortization period. Within your response, please tell us management’s process for determining whether a lease includes a below market renewal option and how management determines the likelihood of the tenant exercising this option.

Response

We analyzed all “in-place” leases for the nine acquired properties under ASC Topic 805-20-25-12 and concluded that there were no acquired operating leases that were unfavorable compared with the market terms of leases of the same or similar items at the acquisition date. As a result of this conclusion, and since base rent increased for each of these leases during the lease term, we do not believe that any of these leases contained below market lease renewal options.

Mr. Kevin Woody, Accounting Branch Chief
June 16, 2011

Proxy Statement on Schedule 14A filed March 25. 2011

Determining Compensation for Named Executive Officers, page 16

9.
We note that in 2010 your compensation committee used the 2010 NAREIT Compensation and Benefits Survey to provide it with relevant market data regarding compensation.  Please tell us whether you engaged in benchmarking your compensation against other peer companies using market data.  To the extent that you benchmarked your compensation, in future filings please disclose the target ranges for each element of your compensation in comparison to your peer group and whether the actual amounts paid fell within those ranges.

Response

We do not engage in benchmarking compensation. Our Compensation Committee compares our overall executive compensation programs and total executive compensation for each individual with the compensation practices of other companies in our sector as disclosed in the NAREIT Annual Compensation Survey. To ensure that total compensation is competitive, our Compensation Committee uses the results of the comparison to establish general compensation guidelines. However, our Compensation Committee does not apply a formula or assign the survey data relative weight. Instead it makes a determination for that individual after considering such results collectively.

***

Mr. Kevin Woody, Accounting Branch Chief
June 16, 2011

Please note that the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We further understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filing or in response to its comments on our filing.

If you need any additional information of if we can be of any further assistance, please call me at (248) 737-4190.

Very truly yours,

/s/ Alan D. Maximiuk
Alan D. Maximiuk
Vice President, Chief Financial Officer and Secretary

cc:	Securities and Exchange Commission
Robert Telewicz
Adam Turk
Sonia Barros

DLA Piper LLP (US)
Jeffrey M. Sullivan
Kerry E. Johnson

Baker Tilly Virchow Krause, LLP
Scott Riser